Exhibit 16.1

April 5, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Internap Corporation (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Internap Corporation dated April 6, 2017 (March 31, 2017). We agree with the statements concerning our Firm in such Form 8-K.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309

T: (678) 419 1000, F: (678) 419 1169, www.pwc.com/us

On March 31, 2017, the Audit Committee (the “Audit Committee”) of the Company dismissed PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017, effective March 31, 2017.

The reports of PwC on the consolidated financial statements for the fiscal years ended December 31, 2015 and 2016 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2015 and December 31, 2016 and the subsequent interim period through March 31, 2017 there have been (i) no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreements in their reports on the financial statements for such fiscal years, and (ii) no “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except as follows.

As described in more detail in Item 9A in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2017, the Company did not design and maintain effective internal controls over the review of cash flow forecasts used in support of certain fair value estimates. Specifically, the review of cash flow forecasts used in the Company’s capitalized software impairment test, goodwill impairment test, long-lived asset impairment test and going concern assessment was not designed and maintained at an appropriate level of precision and rigor commensurate with its financial reporting requirements. This control deficiency resulted in immaterial audit adjustments to capitalized software assets in the Company’s consolidated financial statements for the year ended December 31, 2016. The Audit Committee discussed the reportable event with PwC, and has authorized PwC to respond fully to the inquiries of the successor accountant (reported below) concerning the reportable event.

The Company has provided PwC with a copy of the disclosure set forth in this Item 4.01 and has requested that PwC furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made herein, each as required by applicable SEC rules. A copy of PwC’s letter, dated April 5, 2017 is attached hereto as Exhibit 16.1.